# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyatt Hotels Corp, CIK 0001468174
CUSIP: 448579102
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 150 North Riverside Plaza, 8th Floor, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 05/29/2025
Amends the filing with accession number 0001193125-24-224874
Filed by CIK 0001652229
Persons authorized to receive notices and communications: C. Birkeland & A. Berlin, Latham & Watkins LLP, 330 N. Wabash Avenue, Suite 2800, Chicago, Illinois (IL), 60611, 312-876-7700

## Reporting persons
- Maroon Private Trust Company, LLC, as trustee of the trusts listed on Appendix 1, 2, 3, 4 and 5 of Exhibit 26 (CIK 0001652229): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,827,553; sole dispositive power 0; shared dispositive power 20,827,553; aggregate amount beneficially owned 20,827,553 (21.8% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), issuable upon conversion of shares of the Issuer's Class B Common Stock, $0.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). As provided in the Issuer's Amended and Restated Certificate of Incorporation (the "Charter"), each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
- THHC, L.L.C. (CIK 0001500746): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,338,027; sole dispositive power 0; shared dispositive power 11,338,027; aggregate amount beneficially owned 11,338,027 (11.9% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
- T11 HHC, LLC (CIK 0001795459): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,338,027; sole dispositive power 0; shared dispositive power 11,338,027; aggregate amount beneficially owned 11,338,027 (11.9% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
- Thomas J. Pritzker, as trustee of the trust listed on Appendix 6 of Exhibit 26, as trustee of Maroon Trust, and individually: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 21,628,053; sole dispositive power 0; shared dispositive power 21,628,053; aggregate amount beneficially owned 21,628,053 (22.7% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
  
  Thomas J. Pritzker holds the following stock appreciation rights ("SARs") that are currently exercisable or will become exercisable within sixty days: (a) 212,967 SARs at an exercise price of $80.02; (b) 292,226 SARs at an exercise price of $71.67; (c) 563,063 SARs at an exercise price of $48.66; (d) 174,337 SARs at an exercise price of $80.46; (e) 109,386 SARs at an exercise price of $95.06; (f) 61,804 SARs at an exercise price of $111.71; and (g) 22,519 SARs at an exercise price of $157.11. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.
- JNP ECI Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,413; sole dispositive power 0; shared dispositive power 3,413; aggregate amount beneficially owned 3,413 (0% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
- BTP ECI Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,971; sole dispositive power 0; shared dispositive power 5,971; aggregate amount beneficially owned 5,971 (0% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
- DTP ECI Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,971; sole dispositive power 0; shared dispositive power 5,971; aggregate amount beneficially owned 5,971 (0% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.
- Jason Pritzker, individually (CIK 0001603501): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,588; sole dispositive power 0; shared dispositive power 2,588; aggregate amount beneficially owned 2,588 (0% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 95,456,287 shares of Common Stock outstanding as of April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Hyatt Hotels Corp
Address of issuer's principal executive offices: 150 North Riverside Plaza, 8th Floor, Chicago, Illinois (IL), 60606
Comment: This Amendment No. 31 to Schedule 13D ("Amendment No. 31") amends and supplements the Schedule 13D originally filed by the Reporting Persons on April 26, 2010 (as amended to date, the "Schedule 13D"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

This Schedule 13D is being filed by Maroon Private Trust Company, LLC, in the sole capacity as trustee of the trusts listed on Appendix 1, 2, 3, 4 and 5 of Exhibit 26; THHC, L.L.C.; T11 HHC, LLC; Thomas J. Pritzker, as trustee of the trust listed on Appendix 6 of Exhibit 26, as trustee of Maroon Trust, solely in such trust's capacity as the member of Maroon Private Trust Company, LLC, and individually; JNP ECI Investments, LLC; BTP ECI Investments, LLC; DTP ECI Investments, LLC; and Jason Pritzker, individually (together, the "Reporting Persons").
Residence or business address:
Item 2 of the Schedule 13D is amended by deleting the second paragraph thereof and replacing such paragraph with the following:

The address of the principal business and principal office of Maroon Private Trust Company, LLC, THHC, L.L.C., T11 HHC, LLC, JNP ECI Investments, LLC, BTP ECI Investments, LLC, and DTP ECI Investments, LLC is 350 South Main Avenue, Suite 401, Sioux Falls, South Dakota 57104. The address of the principal office of Thomas J. Pritzker is 150 North Riverside Plaza, Suite 3300, Chicago, Illinois 60606-1594. The address of the principal office of Jason Pritzker is 150 North Riverside Plaza, Suite 3300, Chicago, Illinois 60606-1594.
Present principal occupation or employment:
Item 2 of the Schedule 13D is amended by deleting the third paragraph thereof and replacing such paragraph with the following:

Maroon Private Trust Company, LLC, THHC, L.L.C., T11 HHC, LLC, JNP ECI Investments, LLC, BTP ECI Investments, LLC, and DTP ECI Investments, LLC are principally engaged in the business of investing the assets under their control. Thomas J. Pritzker serves as executive chairman of the board of directors of the Issuer; is executive chairman and manager of The Pritzker Organization, L.L.C. ("TPO"), the principal financial and investment advisor to certain Pritzker family business interests; is a director and vice president of Pritzker Foundation, a charitable foundation; is a director and president of The Pritzker Family Philanthropic Fund, a charitable organization; is chairman, director and president of Hyatt Foundation, a charitable foundation which established The Pritzker Architecture Prize; and is a director of TMS International Corporation, a provider of on-site industrial steel mill services. Jason Pritzker is a director of the Issuer and is managing director, vice chairman and manager of, and an investment professional at, TPO.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and supplemented as follows:

On December 24, 2024, Thomas J. Pritzker, individually, exercised 244,648 SARs at an exercise price of $52.65 (the "2024 SARs Exercise"). At the time of the exercise, the market price of the underlying stock was $158.60 per share, and the SARs were settled in stock through the net issuance of an aggregate 163,432 shares of Class A Common Stock. On December 24, 2024, Maroon Private Trust Company, LLC, as trustee of a trust for the benefit of Thomas J. Pritzker, transferred 22,000 shares of Class B Common Stock to another trust for the benefit of Thomas J. Pritzker, of which Maroon Private Trust Company, LLC also serves as trustee (the "December 2024 Transfer"). No consideration was paid in connection with the December 2024 Transfer, and the December 2024 Transfer constitutes a "Permitted Transfer" as defined in the Charter and, accordingly, the transferred shares of Class B Common Stock remain shares of Class B Common Stock following the December 2024 Transfer.

On May 29, 2025, Marshall E. Eisenberg ceased to be the co-trustee of the trust listed on Appendix 6 of Exhibit 26. On May 29, 2025, THHC, L.L.C. transferred (i) an aggregate of 1,269,969 shares of Class B Common Stock to Maroon Private Trust Company, LLC, as trustee of certain trusts for the benefit of Thomas J. Pritzker's lineal descendants that are members of THHC, L.L.C., (ii) 3,413, 5,971, and 5,971 shares of Class B Common Stock to JNP ECI Investments, LLC, BTP ECI Investments, LLC, and DTP ECI Investments, LLC, respectively, each of which (a) is a member of THHC, L.L.C. and (b) has a sole member that is a trust for the benefit of one of Thomas J. Pritzker's lineal descendants with Maroon Private Trust Company, LLC as trustee, and (iii) an aggregate of 5,000,000 shares of Class B Common Stock to Maroon Private Trust Company, LLC, as trustee of Margot and Tom Pritzker Foundation, a trust that is a 501(c)(4) exempt organization (collectively, the "May 2025 Transfers"). No consideration was paid in connection with the May 2025 Transfers, and the May 2025 Transfers constitute a "Permitted Transfer" as defined in the Charter and, accordingly, the transferred shares of Class B Common Stock remain shares of Class B Common Stock following the May 2025 Transfers.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

The 2024 SARs Exercise was completed on December 24, 2024, as described in Item 3 of this Amendment No. 31.

The December 2024 Transfer was completed on December 24, 2024, as described in Item 3 of this Amendment No. 31.

On May 29, 2025, Marshall E. Eisenberg ceased to be the co-trustee of the trust listed on Appendix 6 of Exhibit 26.

The May 2025 Transfers were completed on May 29, 2025, as described in Item 3 of this amendment No. 31.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows:

As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 752,125 shares of currently issued Class A Common Stock and 20,878,516 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as adjusted to account for the conversion of an aggregate of 364,620 shares of Class B Common Stock into 364,620 shares of Class A Common Stock in connection with sales by a Separately Filing Group Member on May 14, 2025, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 39.3% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of April 25, 2025, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 22.7% of the total number of shares of Common Stock outstanding and 36.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds the following SARs that are currently exercisable or will become exercisable within sixty days: (a) 212,967 SARs at an exercise price of $80.02; (b) 292,226 SARs at an exercise price of $71.67; (c) 563,063 SARs at an exercise price of $48.66; (d) 174,337 SARs at an exercise price of $80.46; (e) 109,386 SARs at an exercise price of $95.06; (f) 61,804 SARs at an exercise price of $111.71; and (g) 22,519 SARs at an exercise price of $157.11. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such
SARs is not determinable until the date of exercise and therefore is not included in the information above.

Exhibit 27 filed with this Amendment No. 31 amends and restates, in its entirety, Schedule A previously attached to the Schedule 13D. Exhibit 27 attached to this Amendment No. 31 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and
Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

THHC, L.L.C. is a member-managed Delaware limited liability company and directly holds
11,338,027 shares of Class B Common Stock. T11 HHC, LLC is a member-managed Delaware limited liability company and the controlling member of THHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Maroon Private Trust Company,
LLC is a manager-managed South Dakota limited liability company and the trustee of (i) the trust listed on Appendix 1 of Exhibit 26, which is the sole member of T11 HHC, LLC, and in such capacity may be deemed to beneficially own the shares of Class B Common Stock deemed to be beneficially owned by T11 HHC, LLC, (ii) the trusts listed on Appendix 2 of Exhibit 26, and in such capacity may be deemed to beneficially own an additional 9,474,171 shares of Class B Common Stock, (iii) the trust listed on Appendix 3 of Exhibit 26, which is the sole member of JNP ECI Investments, LLC, and in such capacity may be deemed to beneficially own an additional 3,413 shares of Class B Common
Stock, (iv) the trust listed on Appendix 4 of Exhibit 26, which is the sole member of BTP ECI
Investments, LLC, and in such capacity may be deemed to beneficially own an additional 5,971 shares of Class B Common Stock, and (v) the trust listed on Appendix 5 of Exhibit 26, which is the sole member of DTP ECI Investments, LLC, and in such capacity may be deemed to beneficially own an additional 5,971 shares of Class B Common Stock. Maroon Trust is the sole member of Maroon
Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of
Class B Common Stock. Thomas J. Pritzker is the trustee of Maroon Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock.
Except as noted below, the investment decisions of Maroon Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller,
Paula H. McMenamin, Marshall E. Eisenberg and Derek Arend. Except as noted below, the voting decisions of Maroon Private Trust Company, LLC are made by the independent members of the
Trust Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg and
Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee. The investment decisions of Maroon Private Trust Company, LLC, as trustee of Margot and Tom Pritzker Foundation, are made by the Foundation Committee of its board of managers, consisting of Thomas J. Pritzker, John A. Miller, Paula H. McMenamin, Marshall
E. Eisenberg and Derek Arend. The voting decisions of Maroon Private Trust Company, LLC, as trustee of Margot and Tom Pritzker Foundation, are made by the independent members of the
Foundation Committee, consisting of John A. Miller, Paula H. McMenamin, Marshall E. Eisenberg
and Derek Arend. The members of the Foundation Committee disclaim beneficial ownership as a result of serving on the Foundation Committee. Each of JNP ECI Investments, LLC, BTP ECI
Investments, LLC and DTP ECI Investments, LLC is a manager-managed South Dakota limited liability company. The investment and voting decisions of each of JNP ECI Investments, LLC, BTP
ECI Investments, LLC and DTP ECI Investments, LLC are made by their respective boards of managers, consisting, in each case, of Derek Arend, Marshall Eisenberg and Edward W. Rabin. The
members of such boards of managers disclaim beneficial ownership as a result of serving on such boards.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the
Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 766,775 shares of currently issued Class A Common
Stock and 50,877,563 shares of Class A Common Stock issuable upon conversion of 50,877,563 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 1.8% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 95.7% of the total number of shares of Class B
Common Stock outstanding. The number of shares of Common Stock beneficially owned by the
Pritzker Family Group represents 54.1% of the total number of shares of Common Stock outstanding and 88.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Exhibit 28 filed with this Amendment No. 31 amends and restates, in its entirety, Schedule B previously attached to the Schedule 13D. Exhibit 28 attached to this Amendment No. 31 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing
Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.
With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of
Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B
Common Stock is entitled to ten votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days:
Item 5 of the Schedule 13D is amended and supplemented as follows:

Based solely on information contained in the Form 4 filings filed on May 16, 2025 by another Separately Filing Group Member, such Separately Filing Group Member sold an aggregate of 364,620 shares of Class B Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

On May 29, 2025, JNP ECI Investments, LLC, BTP ECI Investments, LLC, DTP ECI Investments LLC, and Maroon Private Trust Company, LLC, as trustee of certain trusts listed on Appendix 2 and the trusts listed on Appendix 3, 4 and 5 of Exhibit 26, each executed a joinder to, and thereby became subject to the provisions of, each of the Global Hyatt Agreement and the Foreign Global Hyatt Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 26 - Appendix 1, 2, 3, 4, 5 and 6;

Exhibit 27 - Schedule A;

Exhibit 28 - Schedule B;

Exhibit 29 - Joint Filing Agreement, dated as of June 2, 2025, pursuant to Rule 13d-1(i) of the Securities Exchange Act of 1934, as amended.

## Signatures
- Maroon Private Trust Company, LLC, as trustee of the trusts listed on Appendix 1, 2, 3, 4 and 5 of Exhibit 26: /s/ Derek Arend, Derek Arend, President (06/02/2025)
- THHC, L.L.C.: /s/ Derek Arend, Derek Arend, President (06/02/2025)
- T11 HHC, LLC: /s/ Derek Arend, Derek Arend, President (06/02/2025)
- Thomas J. Pritzker, as trustee of the trust listed on Appendix 6 of Exhibit 26, as trustee of Maroon Trust, and individually: /s/ Thomas J. Pritzker, Thomas J. Pritzker (06/02/2025)
- JNP ECI Investments, LLC: /s/ Derek Arend, Derek Arend, President (06/02/2025)
- BTP ECI Investments, LLC: /s/ Derek Arend, Derek Arend, President (06/02/2025)
- DTP ECI Investments, LLC: /s/ Derek Arend, Derek Arend, President (06/02/2025)
- Jason Pritzker, individually: /s/ Jason Pritzker, Jason Pritzker (06/02/2025)